# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERISERV FINANCIAL INC /PA/, CIK 0000707605
CUSIP: 03074A102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15907
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001239944-25-000013
Filed by CIK 0001082769
Persons authorized to receive notices and communications: Brent D. Baird, 1111 Elmwood Avenue, Unit 306, Buffalo, New York (NY), 14222, 716-830-6322

## Reporting persons
- BAIRD BRENT D (CIK 0001082769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,009,310; shared voting power 0; sole dispositive power 1,009,310; shared dispositive power 0; aggregate amount beneficially owned 1,009,310 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: AMERISERV FINANCIAL INC /PA/
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15907
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1"), dated October 24, 2025, amends and supplements the statements on Schedule 13D filed on September 23, 2025 (the "Initial Statement", and together with this Amendment No.1, the "Schedule 13D") by the Reporting Person (as defined in the Initial Statement) in order to reflect certain changes in ownership of Common Stock since the Initial Statement. Except as otherwise provided herein, each item of the Initial Statement remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:
All of the shares of Common Stock owned by the Reporting Person were purchased by the Reporting Person with his personal funds. The total consideration paid for the 1,009,310 shares of Common Stock purchased by the Reporting Person was $2,860,495.78.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby supplemented by the addition of the following:
The Reporting Person's transactions in securities of the Company since the Initial Statement are set forth in Exhibit 1 to this Amendment No. 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Schedule of Transactions in Securities

## Signatures
- BAIRD BRENT D: /s/ Michael C. Donlon, By POA from Brent D. Baird (10/24/2025)